               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 40)

               Chiquita Brands International, Inc.
             ---------------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
             ---------------------------------------
                 (Title of Class of Securities)

                           170032-10-6
                       -------------------
                         (CUSIP Number)

                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
     ------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           See Item 5
     ------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                        Page 1 of 16Pages

CUSIP NO. 170032-10-6          13D             Page 2 of 17 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.               31-1544320
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.5% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 170032-10-6          13D             Page 3 of 17 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5,   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           2,109,385 (See Item 5)

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
           2,123,785 (See Item 5)

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          26,120,080 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.7% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032-10-6          13D             Page 4 of 17 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.5% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032-10-6          13D             Page 5 of 17 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          ---

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
          ---

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.5% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032-10-6          13D             Page 6 of 17 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          ---

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
          ---

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.5% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

Item 1.   Security and Issuer.

      This Amendment No. 40 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl
H.   Lindner   III,  S.  Craig  Lindner  and  Keith  E.   Lindner
(collectively, the "Lindner Family") (AFG, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on February 13, 1998, relative to the common stock par value $.01 per share ("Common Stock") issued by Chiquita Brands International, Inc. ("Chiquita").

      The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

      As of February 28, 1999, the Lindner Family beneficially owned approximately 33% of the outstanding common stock of AFG and AFG beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities). Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial and AFC, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial and AFC.

Item 3.  Source and Amount of Funds or Other Consideration.

     During the period from February 18, 1999 through March 16, 1999, the Reporting Persons had acquired beneficial ownership of an aggregate of 1,885,700 shares of Chiquita Common Stock through open market purchases. All such purchases were made with funds available for investment aggregating approximately $20.1 million.

Item 4.  Purpose of the Transaction.

     The Reporting Persons consider their beneficial ownership of Chiquita equity securities as an investment which they continue to evaluate. From time to time the Reporting Persons may acquire additional Chiquita equity securities or dispose of some or all of the Chiquita equity securities which they beneficially own.

      Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

      As  of  March  16, 1999, the Reporting Persons beneficially
owned   26,120,080  shares  (or  approximately   39.7%   of   the
outstanding shares) of Chiquita Common Stock as follows:

     Holder               Number of Shares
     ---------------      ----------------
     Carl H. Lindner         2,123,785*
     AAG                     2,672,572
     AAL                        24,649
     ACC                     1,000,000
     ADSLIC                     29,065
     AEIC                       75,717
     AESIC                      63,705
     AESLIC                    959,447
     AFC                       884,470
     AGR                        25,574
     ANF                        41,217
     APU                       600,000
     ASI                        73,134
     EPI                        37,238
     GAI                    13,949,346
     INFIN                     400,000
     MCC                       563,755
     OSC                        58,561
     SHIC                        5,135
     SIC                     1,796,473
     TICO                       18,227
     TRANS                     118,010
     WIC                       600,000
                            ----------
     TOTAL                  26,120,080
                            ==========

*Includes 14,400 shares issuable pursuant to employee stock options exercisable within sixty days.

AAG   =   American Annuity Group, Inc. (c)
AAL   =   American Alliance Insurance Company (a)
ACC   =   Atlanta Casualty Company (b)
ADSLIC =  American Dynasty Surplus Lines Insurance Company (a)
AEIC   =  American Empire Insurance Company (a)
AESIC  =  Agricultural Excess and Surplus Insurance Company (a)
AESLIC =  American Empire Surplus Lines Insurance Company (a)

AGR    = Agricultural Insurance Company (a)
ANF    = American National Fire Insurance Company (a)
APU    = American Premier Underwriters, Inc. (b)
ASI    = American Spirit Insurance Company (a)
EPI    = Eden Park Insurance Company (a)
GAI    = Great American Insurance Company ("GAI") (b)
INFIN  = Infinity Insurance Company (b)
MCC    = Mid-Continent Casualty Company (a)
OSC    = Oklahoma Surety Company (a)
SHIC   = Seven Hills Insurance Company (a)
SIC    = Stonewall Insurance Company (a)
TICO   = TICO Insurance Company (a)
TRANS  = Transport Insurance Company (a)
WIC    = Windsor Insurance Company (b)

(a)  100% owned subsidiaries of GAI
(b)  100% owned subsidiary of AFC
(c)  82% owned subsidiary of AFG

      Each company listed above shares with the Reporting Persons the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, the Chiquita Common
Stock held by such company.

      As  of  March 16, 1999, and within the prior 60 day period,
the   Reporting   Persons  have  entered   into   the   following
transactions involving Chiquita Common Stock:

   Date    Reporting Person     Shares Purchased   Price/Share
   ----    ----------------     ----------------   -----------
   2/18/99      CHL                10,000           $8.687
   2/18/99      CHL                90,000           $9.000
   2/19/99      CHL                 4,000           $8.926
   2/24/99      CHL                49,000           $8.250
   2/24/99      CHL                 9,000           $8.562
   3/5/99       CHL                22,000           $9.875
   3/5/99       CHL                18,000          $10.000
   3/5/99       CHL                17,700          $10.125
   3/5/99       CHL                 7,300          $10.250
   3/5/99       CHL                 4,500          $10.312
   3/5/99       CHL                15,000          $10.375
   3/5/99       CHL               111,200          $10.500
   3/8/99       CHL                25,000           $9.935
   3/9/99       CHL                50,000           $9.810
   3/10/99      CHL                 6,000          $10.125
   3/10/99      CHL                 1,000          $10.125

   3/10/99      CHL                 2,000          $10.187
   3/11/99      CHL                25,000          $10.062
   3/11/99      CHL                21,000          $10.125
   3/11/99      CHL                10,000          $10.187
   3/11/99      CHL                30,000          $10.250
   3/12/99      CHL                34,200          $10.000
   3/12/99      CHL                 2,500          $10.062
   3/12/99      CHL                10,500          $10.125
   3/12/99      CHL                61,300          $10.250
   3/12/99      CHL                 1,900          $10.375
   3/12/99      CHL                 1,000          $10.473
   3/12/99      CHL               203,300          $10.562
   3/12/99      CHL                20,000          $10.625
   3/12/99      CHL               146,300          $10.750
   3/12/99      CHL                   300          $10.187
   3/12/99      CHL               118,700          $10.875
   3/15/99      CHL                 5,300          $10.750
   3/15/99      CHL                13,400          $10.812
   3/15/99      CHL               115,400          $10.875
   3/15/99      CHL               168,000          $10.937
   3/15/99      CHL                15,000          $11.000
   3/15/99      CHL                40,900          $11.062
   3/16/99      CHL                 1,000          $10.875
   3/16/99      CHL                27,500          $10.937
   3/16/99      CHL                29,000          $11.000
   3/16/99      CHL                46,500          $11.187
   3/16/99      CHL                 1,000          $11.250
   3/16/99      CHL                 1,600          $11.312
   3/16/99      CHL                11,100          $11.937
   3/16/99      CHL                13,300          $11.437
   3/16/99      CHL                83,100          $11.500
   3/16/99      CHL                 7,700          $11.562
   3/16/99      CHL                30,000          $11.625
   3/16/99      CHL                 5,100          $11.750
   3/16/99      CHL                83,300          $11.875
   3/16/99      CHL                 2,100          $11.937
   3/16/99      CHL                57,700          $12.000

     At March 16, 1999, certain officers and directors of AFG and AFC beneficially owned shares of Chiquita Common Stock.

     Holder                   Number of Shares*

     Fred J. Runk                142,581
     Thomas E. Mischell           67,500
     Robert C. Lintz               5,000
     Theodore H. Emmerich          1,000

*  Includes options exercisable within 60 days.

      In addition, certain of these officers and directors are participants in the Chiquita Savings and Investment Plan. Shares held in the Plan are voted by the Plan trustees.

      Fred J. Runk, Senior Vice President and Treasurer of AFG, purchased 161 shares of Chiquita Common Stock at $9.91 on January 27, 1999 and 321 shares of Chiquita Common Stock at $9.59 on February 4, 1999. As of March 16, 1999, and within the past 60 days, to the best knowledge and belief of the undersigned and other than as set forth herein, no transactions involving Chiquita Common Stock had been engaged in by the Reporting Persons, by AFG's or AFC's directors or executive officers.


Item 7.   Material to be filed as Exhibits.

          (1)   Agreement required pursuant to Regulation Section
          240.13d-1(f)(1)   promulgated  under   the   Securities
          Exchange Act of 1934, as amended.

          (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:  March 18, 1999        AMERICAN FINANCIAL GROUP, INC.

                           By: James C. Kennedy
                              -----------------------------------
                                James C. Kennedy, Deputy General
                                   Counsel and Secretary

                              AMERICAN FINANCIAL CORPORATION

                           By: James C. Kennedy
                              ----------------------------------
                                James C. Kennedy, Deputy General
                                   Counsel and Secretary


                                 James C. Kennedy
                              ----------------------------------
                                   James C. Kennedy, As
                                   Attorney-in-Fact for:
                                     Carl H. Lindner
                                     Carl H. Lindner III
                                     S. Craig Lindner
                                     Keith E. Lindner

Exhibit 1
                            AGREEMENT

      This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

      WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

      WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

     NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                    AMERICAN PREMIER GROUP, INC.
                    AMERICAN FINANCIAL CORPORATION
                By: /s/ James E. Evans
                        James E. Evans
                        Vice President & General Counsel

                    /s/ Carl H. Lindner
                        Carl H. Lindner

                    /s/ Carl H. Lindner III
                        Carl H. Lindner III

                    /s/ S. Craig Lindner
                        S. Craig Lindner

                    /s/ Keith E. Lindner
                        Keith E. Lindner

Exhibit 2

                        POWER OF ATTORNEY
                        -----------------




      I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner
                    -----------------------------------
                         Carl H. Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner III
                    -----------------------------------------
                         Carl H. Lindner III

                        POWER OF ATTORNEY
                        -----------------




      I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  S. Craig Lindner
                    -----------------------------------------
                         S. Craig Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Keith E. Lindner
                    -----------------------------------------
                         Keith E. Lindner